5721 SE Columbia Way | Suite 200 | Vancouver, WA 98661

Telephone (360) 397-6250 | Fax (360) 397-6257

September 1, 2015

Via Edgar Filing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St, NE

Washington, D.C. 20549

Attn: Terence O’Brien, Accounting Branch Chief

RE:     Northwest Pipe Company

           Form 10-K

           Filed March 16, 2015

           Definitive Proxy on Schedule 14A

           Filed April 30, 2015

           File No. 0-27140

Dear Mr. O’Brien:

Thank you for your comments regarding the above referenced filings. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements, and in enhancing the overall disclosure in our filing. The following sets forth the comments made in your letter dated August 25, 2015 and our responses thereto:

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. Business, page 2

1.     Comment: On page F-33 you state that you have two customers who each accounted for more than 10% of your total net sales over the last fiscal year. In future filings, please disclose in your business section the names of these customers if the loss of these customers would have a material adverse effect on your business as a whole. See Item 101(c)(1)(vii) of Regulation S-K.

         Response: We have noted your comment and in future filings will disclose in Item 1 the name of any customer with sales equal to ten percent or more of consolidated revenues if the loss of such customer would have a material adverse effect on our business as a whole.

Definitive Proxy Statement on Schedule 14A

2014 Grants of Plan-Based Awards, page 16

2.     Comment: We note that your named executive officers participated in a non-equity incentive plan in fiscal year 2014. In future filings, please include the required disclosure for this incentive plan in this table. See Item 402(d) of Regulation S-K.

        Response: We have noted your comment and in future filings will add the disclosure of our non-equity incentive plan, as proposed in our response to your Comment 3.

3.     Comment: The RSUs awarded to your named executive officers do not appear to have been awarded pursuant to an equity incentive plan and therefore it is not clear why you provided disclosure in columns (g) and (h) of the Grants of the Plan-Based Awards Table. Please clarify, or in future filings, disclose these RSUs in the “All Other Stock Awards” column (column (i)) of this table.

         Response: We have noted your comment and in future filings will disclose our RSUs in the “All Other Stock Awards” column (column (i)) of this table as proposed below:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of	Grant Date
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	Stock or Units (#)	Fair Value of Stock Awards (2)
Scott J. Montross	05/29/2014(3)							5,208	$187,488
	05/29/2014(4)				-	15,625	31,250		682,500
	Non-Equity Award	-	$350,000	$700,000

Robin A. Gantt	05/29/2014(3)							1,725	62,100
	05/29/2014(4)				-	5,174	10,348		226,000
	Non-Equity Award	-	144,343	288,685

Robert L. Mahoney	05/29/2014(3)							1,812	65,232
	05/29/2014(4)				-	5,435	10,870		237,401
	Non-Equity Award	-	153,470	306,940

Martin Dana	05/29/2014(3)							1,818	65,448
	05/29/2014(4)				-	5,455	10,910		238,274
	Non-Equity Award	-	154,020	308,040

William M. Smith	05/29/2014(3)							1,818	65,448
	05/29/2014(4)				-	5,455	10,910		238,274
	Non-Equity Award	-	154,020	308,040

(1) These columns show the possible payouts for each named executive officer under the Incentive Plan for 2014 based on the goals set in January 2014. Additional information is included in the Compensation Discussion and Analysis, and detail regarding actual awards under the Incentive Plan is reported in the Summary Compensation Table.

(2) The amount included in this column represents the aggregate grant date fair value of awards granted in accordance with FASB ASC Topic 718. The assumptions used to calculate the grant date fair value for the stock awards are in Note 11 to the Consolidated Financial Statements included in Part II - Item 8, "Financial Statements and Supplementary Data" of our 2014 Report on Form 10-K.

(3) Awards represent the RSUs granted under the 2007 Stock Incentive Plan. The methodology applied in determining these awards and how they are earned is discussed under "Long-Term Equity Incentive Awards" above.

(4) Awards represent the PSAs granted under the 2007 Stock Incentive Plan. The methodology applied in determining these awards and how they are earned is discussed under "Long-Term Equity Incentive Awards" above.

Pursuant to your comments, we acknowledge that a) we are responsible for the adequacy and accuracy of the disclosure in our filings; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call me at (360) 397-6250 or fax me at (360) 397-6257.

Respectfully yours,

/s/ Robin Gantt

Robin Gantt

Senior Vice President and Chief Financial Officer